MD Vanilla B.V. d/b/a/ Maverick Derivatives

Financial Statements and Supplemental Schedules
Per Rule 17A-5(e)(3)

For the Year Ended June 30, 2023

MD Vanilla B.V. d/b/a/ Maverick Derivatives

Financial Statements and Supplemental Schedules
Per Rule 17A-5(e)(3)

For the Year Ended June 30, 2023

CONTENTS



Seen for legalization of the signatures (on the attached document) of Vladimir Vladislavovich Griniv, born on the 14th day of March 1986, and Remko Bastiaan Harrie Huibers, born on the 23rd day of July 1979, by me, Pepijn Jasper van Egmond, as legal substitute of Ilona Noëlle van den Bergh, civil law notary in Amsterdam, the Netherlands.

This statement explicitly contains no judgment as to the contents of this document.

This statement may only be relied upon on the express condition that any issues of interpretation or liability there under will be governed by Dutch law and be brought exclusively before a Dutch Court and is subject to the Standard Terms of Engagement of Van Campen Liem (Van Campen & Partners N.V. and Liem & Partners N.V.)[1] which include a limitation of liability clause.

Amsterdam, the Netherlands on the 13th day of October 2023.

---

[1] Filed at the court of Amsterdam, the Netherlands, on 25 May 2018 under number 50/2018.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70645

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>07/01/2022</u> AND ENDING <u>06/30/2023</u>
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>MD Vanilla B.V. Maverick Derivatives</u>

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

<u>World Trade Center, Strawinskylaan 1941</u>
            (No. and Street)

Amsterdam		1077XX
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jacqueline Sloan	312-431-0014	Jackie@JackieSloanInc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

<u>Berkower LLC</u>
(Name – if individual, state last, first, and middle name)

517 Route One South, # 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)
09/18/2003		217	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
 accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
 CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Remko Huibers & Vladimir Griniv</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>MD Vanilla B.V. dba Maverick Derivatives</u>, as of <u>10/13</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Title: CCO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18o-7(d)(2), as applicable.*

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712
berkower.io

berkower
Certified Public Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
MD Vanilla B.V. d/b/a Maverick Derivatives

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **MD Vanilla B.V. d/b/a Maverick Derivatives** (the "Company") as of June 30, 2023, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Berkower LLC

Berkower LLC

Iselin, New Jersey
October 13, 2023

Miami • Los Angeles • Cayman Islands

MD Vanilla B.V. d/b/a/ Maverick Derivatives

Statement of Financial Conditions

For the Year Ended June 30, 2023

ASSETS

Cash and Cash Equivalents	$ 32,959
Receivables from Broker Dealer	$ 1,676,062
Nonmarketable Securities	$ 10,000
Other Assets	$ 351
TOTAL ASSETS	$ 1,719,372

LIABILITIES & EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$ 154,678
TOTAL LIABILITIES	$ 154,678

OWNERSHIP EQUITY

Common Stock	$ 104
Additional Paid in Capital	$ 1,665,030
Retained Earnings	$ (100,440)
TOTAL OWNERSHIP EQUITY	$ 1,564,694
TOTAL LIABILITIES & OWNERSHIP EQUITY	$ 1,719,372

The accompanying notes are an integral part of this financial statement.

MD Vanilla B.V. d/b/a/ Maverick Derivatives

Notes to Financial Statements

For the Year Ended June 30, 2023

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

MD Vanilla B.V. d/b/a/ Maverick Derivatives (the Company), a wholly owned subsidiary of Maverick Derivatives Coöperatief U.A. (the "Parent") - is a private limited liability company organized and existing under the laws of the Netherlands. The Company, having its registered office at Strawinskylaan 1941, 1077XX Amsterdam, the Netherlands, is an asset management company acts on its own account. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC) and is a member of the Chicago Board Options Exchange ("CBOE") and of the Securities Investor Protection Corporation ("SIPC"). The Company will perform proprietary trading of exchange listed securities. The Company does not refer to other broker-dealers and does not hold or maintain funds or securities or provide clearing services for other broker-dealers. Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances of securities for any person defined as a customer under Rule 17a-5(c)(4). The Company affects transactions only with other broker-dealers and carries its trading accounts with a registered clearing partner.

Summary Of Accounting Policies

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company maintains bank accounts at various financial institutions. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limits. During the audited period, all funds held in Signature Bank account were collected and the account with Signature Bank has been closed.

Estimates

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Taxes

During the reporting period, the Company was part of the fiscal unity for Dutch corporate income tax purposes headed by the Company's Parent. Consequently, taxation of all of the Company's items of income, expense, gains and losses during that period takes place at the level of the Parent (i.e., on a Dutch consolidated basis). All companies included in the fiscal unity (among which the Company) are jointly and severally liable for all Dutch corporate income taxes due by the fiscal unity. Corporate income taxes are settled within the fiscal unity as if each company (among which the Company) were an independent taxable entity. The Company has no unrecognized tax benefits.

During the period, the Company incurred a loss of $ 85,707. As a result of this loss, no federal or state income tax liability was recognized.

Revenue Recognition

Financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. Fair values are obtained from quoted market prices. Changes in the fair values are included in the income statement.

Gains and losses are treated as realized for financial statement purposes on the trade date of the transaction closing or offsetting the open position. Unrealized gains and losses are the difference between the value recognized on the reporting date and cost of open positions. All gains and losses are recognized in the profit and loss account.

Interest income is recognized on accrual basis.

Non-Marketable Securities

Non-marketable securities consist of equity investments in privately-held stock, which is classified as other assets. This non-marketable equity security does not have a readily determinable fair value. The Company accounts for this non-marketable security at cost which approximately estimated fair value.

MD Vanilla B.V. d/b/a/ Maverick Derivatives

Notes to Financial Statements

For the Year Ended June 30, 2023

Current Expected Credit Losses (CECL) Accounting Policy for Receivables from Clearing Broker

The Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326) which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The guidance applies to financial assets measured at amortized cost, held-maturity debt securities and off-balance sheet credit exposures. For balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit loss on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

Receivables from Broker-Dealer

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with the Company's broker, ABN AMRO. The Company is subject to credit risk to the extent that any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of the broker and does not anticipate any losses from this counterpart. As of June 30, 2023, Due from Broker represents the balance held by the broker in the amount of $1,676,062. Pursuant to the clearing agreements, the Company is obligated to maintain deposits in the aggregate amounts of $1,000,000.

NOTE 2 – NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1.

At June 30, 2023, the Company had net capital of $1,554,293 which was $1,454,293 in excess of its minimum required net capital of $100,000. The percentage of aggregate indebtedness to net capital is 9.95.

NOTE 3 – SIGNIFICANT GROUP CONCENTRATION OF RISK

As of the reporting date, the Company has not identified any concentration of credit risk that would require specific disclosure. The Company will continue to monitor its credit risk exposure and make appropriate disclosures if material changes occur in the future.

MD Vanilla B.V. d/b/a/ Maverick Derivatives

Notes to Financial Statements

For the Year Ended June 30, 2023

NOTE 4 – COMMITMENTS, LITIGATION, AND INDEMNIFICATIONS

In the normal course of business, the Company may be involved in litigation matters. The Company does not believe that any current litigation or other matters to which it is a party will have a material adverse effect on its financial position or results of operations. The company currently has no outstanding commitments or contingent liabilities. However, it has entered into an agreement to indemnify its clearing broker, ABN AMRO Clearing Chicago LLC for losses that the clearing brokers may sustain from institutional customer accounts introduced by the Company.

NOTE 5 – GUARANTEES

The Company has issued no guarantees.

NOTE 6 – CLEARING AGREEMENT

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO. This agreement allows JBO participants to receive favorable margin treatment compared to the full margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in Preferred shares of ABN AMRO, which are reflected under Non-Marketable Securities on the Statement of Financial Condition. The agreement requires the Company to maintain a minimum net liquidity equity of $1 million with ABN AMRO.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements as of October 13, 2023. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.